

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2025

Scott Stofferahn
Chief Financial Officer
Golden Growers Cooperative
1002 Main Avenue West, Suite 5
West Fargo, ND 58078

      Re: Golden Growers Cooperative
            Form 10-K for the Year Ended December 31, 2024
            File No. 000-53957

Dear Scott Stofferahn:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Industrial Applications and Services